UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

New Pacific Metals Corp.
(Name of Issuer)

Common Share without par value
(Title of Class of Securities)

64782A107
(CUSIP Number)

Silvercorp Metals Inc.
Suite 1750 - 1066 West Hastings Street, Vancouver, BC Canada V6E 3X1
(604) 669-9397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Christopher Doerksen
Dorsey & Whitney LLP
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
P: ( (206) 903-8856

December 31, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ] Rule 13d-1(b)
[     ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

Cusip Number 64782A107	Page 2 of 9

CUSIP No. 64782A107

(1)	Names of Reporting Person: Silvercorp Metals Inc.

I.R.S. Identification Nos. of above person (entities only): None

(2)	Check the appropriate box if a member of a group:

(a) [    ]
(b) [    ]

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Columbia, Canada

Number of shares beneficially owned by each Reporting Person with:

(5)	Sole Voting Power: 44,042,216 common shares

(6)	Shared Voting Power: 0

(7)	Sole Dispositive Power: 44,042,216 common shares

(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,042,216 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: o

(11)	Percent of Class Represented by Amount in Row (9): 28.3%

(12)	Type of Reporting Person: CO

Cusip Number 64782A107	Page 3 of 9

CUSIP No. 64782A107

(1)	Names of Reporting Person: Fortune Mining Limited

I.R.S. Identification Nos. of above person (entities only): None

(2)	Check the appropriate box if a member of a group:

(a) [    ]
(b) [    ]

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:

(5)	Sole Voting Power: 33,321,506 common shares

(6)	Shared Voting Power: 0

(7)	Sole Dispositive Power: 33,321,506 common shares

(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,321,506 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: o

(11)	Percent of Class Represented by Amount in Row (9): 21.4%

(12)	Type of Reporting Person: CO

Cusip Number 64782A107	Page 4 of 9

CUSIP No. 64782A107

(1)	Names of Reporting Person: Victor Resources Ltd.

I.R.S. Identification Nos. of above person (entities only): None

(2)	Check the appropriate box if a member of a group:

(a) [    ]
(b) [    ]

(3)	SEC use only:

(4)	Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each Reporting Person with:

(5)	Sole Voting Power: 31,790,206 common shares

(6)	Shared Voting Power: 0

(7)	Sole Dispositive Power: 31,790,206 common shares

(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,790,206 common shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: o

(11)	Percent of Class Represented by Amount in Row (9): 20.4%

(12)	Type of Reporting Person: CO

Cusip Number 64782A107	Page 5 of 9

Item 1(a).	Name of Issuer: New Pacific Metals Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

This statement relates to the common shares without par value (the “Shares”) of New Pacific Metals Corp. (the “Issuer”). The principal executive office of the Issuer is located at Suite 1750 – 1066 West Hastings Street, Vancouver BC, Canada V6C 3X1.

Item 2(a).	Name of Persons Filing:

This statement is filed by:

(i)	Silvercorp Metals Inc. (“Silvercorp”), a British Columbia corporation;
(ii)	Fortune Mining Limited (“Fortune”), a British Virgin Islands company; and
(ii)	Victor Resources Ltd. (“Victor”), a British Virgin Islands company;

Silvercorp, Fortune and Victor are referred to herein collectively as the “Reporting Persons”, and individually as a “Reporting Person”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is:

(i)	Silvercorp – Suite 1750 – 1066 West Hastings Street, Vancouver BC, Canada V6C 3X1;
(ii)	Fortune – Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands; and
(ii)	Victor – Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(c).	Citizenship:

The place of organization of each of the Reporting Persons is set forth above.

Item 2(d).	Title of Class of Securities: Common Share without par value

Item 2(e).	CUSIP Number: 64782A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Reference is hereby made to Items 5 – 9 and 11 of pages 2 – 3 of this Schedule, which Items are incorporated by reference herein.

The 31,790,206 Shares for which Victor is reporting sole voting and dispositive power are owned by Victor directly.

The 33,321,506 Shares for which Fortune is reporting sole voting and dispositive power are owned (i) as to 31,790,206 Shares, by Victor, which is a wholly-owned subsidiary of Fortune, and (ii) as to 1,531,300 Shares, by Fortune directly.

The 44,042,216 Shares for which Silvercorp is reporting sole voting and dispositive power are owned (i) as to 31,790,206 Shares, by Victor, which is an indirect wholly-owned subsidiary of Silvercorp, (ii) as to 10,720,710 Shares, by Silvercorp directly, and (iii) as to 1,531,300 Shares, by Fortune, which is a wholly-owned subsidiary of Silvercorp.

Cusip Number 64782A107	Page 6 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

Cusip Number 64782A107	Page 7 of 9

Exhibit 1	Joint Filing Statement among Silvercorp, Fortune and Victor

Cusip Number 64782A107	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

SILVERCORP METALS INC.

Date: February 4, 2022

Signature:	/s/ Rui Feng
Name:	Rui Feng
Title:	Chairman and CEO

FORTUNE MINING LIMITED

Date: February 4, 2022

Signature:	/s/ Rui Feng
Name:	Rui Feng
Title:	Director

VICTOR RESOURCES LTD.

Date: February 4, 2022

Signature:	/s/ Rui Feng
Name:	Rui Feng
Title:	Director

Cusip Number 64782A107	Page 9 of 9

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common shares without par value of New Pacific Metals Corp. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

SILVERCORP METALS INC.

Date: February 4, 2022

Signature:	/s/ Rui Feng
Name:	Rui Feng
Title:	Director

FORTUNE MINING LIMITED

Date: February 4, 2022

Signature:	/s/ Rui Feng
Name:	Rui Feng
Title:	Director

VICTOR RESOURCES LTD.

Date: February 4, 2022

Signature:	/s/ Rui Feng
Name:	Rui Feng
Title:	Director